UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-16189

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of plan)

NISOURCE INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the NiSource Inc. Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of the NiSource Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2018 and 2017, and the results of its operations for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
March 27, 2019

We have served as the auditor of the Plan since 2002.

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition

As of December 31,	2018	2017
ASSETS
Contributions receivable	$1,256,434	$1,205,950

LIABILITIES AND PLAN EQUITY
Amounts payable for purchases of common shares	$1,256,434	$1,205,950
Plan equity	—	—
Total Liabilities and Plan Equity	$1,256,434	$1,205,950

Statements of Income and Changes in Plan Equity

Years Ended December 31,	2018	2017	2016
Plan Equity, Beginning of Year	$—	$—	$—

Increases (Decreases) during the year:
Employee contributions	5,085,982	4,620,537	4,245,639
Employer contributions	565,109	513,393	471,738
Purchases of common shares	(5,600,607)	(5,008,538)	(4,694,502)
Change in obligation to acquire common shares	(50,484)	(125,392)	(22,875)
Plan Equity, End of Year	$—	$—	$—

See notes to financial statements.

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

1.    Description of the Plan

The following brief description of the NiSource Inc. (“our”) Employee Stock Purchase Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

A.    General. The Plan was established on October 27, 1964, when it was adopted by Northern Indiana Public Service Company's Board of Directors, and became effective on December 15, 1964. Effective March 3, 1988, the Plan was assumed by us and amended to allow participation by eligible employees of us and certain of our subsidiaries as designated by the Board of Directors. The Plan continues to provide a convenient means by which eligible employees may save regularly through voluntary, systematic payroll deductions and use such savings to purchase our Common Shares (“Common Shares”) at less than the market price. Common shares for the Plan are issued directly from our authorized but unissued shares or treasury shares. On May 12, 2015, our stockholders authorized increasing the number of shares available to issue under the Plan by 900,000. As of December 31, 2018, 292,808 aggregate shares are available to be issued under the Plan. On February 1, 2019, the Board of Directors adopted an Amended and Restated Employee Stock Purchase Plan, which will become effective upon stockholder approval of the Plan within 12 months following the date on which it was adopted by the Board of Directors. Under the Amended and Restated Employee Stock Purchase Plan, subject to stockholder approval, the maximum number of shares of Common Stock that may be purchased under the Plan will be increased by 1,000,000.

B.    Plan Administration. The Compensation Committee of our Board of Directors is the administrator of the Plan and makes such rulings or interpretations as are necessary in its operation. Our Corporate Secretary's office bears all the costs of administering and carrying out the Plan. Fidelity Investments ("Fidelity") is the directed trustee of the Plan and provides services to participants.

C.    Eligibility. Only an active employee or an active employee of any participating subsidiary who either (i) is a full-time employee, or (ii) a part-time employee whose customary employment is more than 20 hours per week and more than five months in any calendar year; or if a part-time employee whose customary employment is 20 hours or less per week, is customarily employed by us or a participating subsidiary for at least six months in any calendar year is eligible to participate in the Plan. Employees who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of our stock are not eligible to participate. The number of active participants in the Plan as of December 31, 2018 and 2017 was 2,160 and 2,088, respectively.

D.    Employee Contributions. An eligible employee may authorize payroll deductions in any full dollar amount, not less than $10 per regular pay period but not more than $20,000 per calendar year. In addition to this limit, a participant cannot accrue at a rate that exceeds $25,000 for the calendar year, as measured by the fair market value of all shares measured from the first day of the respective savings period.

Eligible employees may enter the Plan by enrolling on the Fidelity website or contacting Fidelity by phone. As part of the enrollment process, Fidelity establishes an individual brokerage account for each employee. Employees must also elect an amount that will be deducted from their paychecks for the purchase of Common Shares. The election must state the amount to be deducted regularly from each paycheck. Payroll deduction elections are sent from Fidelity to our payroll department. Payroll deductions begin as quickly as administratively possible. An employee may increase, decrease or stop payroll deduction at any time.

For purposes of the Plan, the savings periods are the periods during which participants accumulate savings for the purchase of Common Shares under the Plan. Each savings period includes all paydays within that period. Interest is not paid on payroll deductions while held by the applicable participating subsidiary for a participant's account under the Plan. The savings periods are defined as the three month periods from January 1 to March 31; April 1 to June 30; July 1 to September 30; and October 1 to December 31; inclusive.

Employee contributions represent the amount of payroll deductions withheld during the fiscal year to purchase Common Shares.

E.    Employer Contributions. Employer contributions are reflected as 10% of the purchase price of Common Shares in the accompanying financial statements when the Common Shares are purchased. Common shares are purchased on the first day of the month following the end of the savings period in which the contributions were received.

F.    Purchases of Common Shares. A participant who purchases Common Shares under the Plan will purchase as many full or fractional shares as is determined by dividing his or her accumulated savings for the entire savings period by the purchase price

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

per share for such savings period. The purchase price per share to participants is 90% of the closing market price of Common Shares on the New York Stock Exchange on the last trading day of the savings period. For the years ended December 31, 2018, 2017, and 2016, the fair value of the Common Shares purchased was $5,600,607, $5,008,538, and $4,694,502, respectively. The number of shares purchased for the years ended December 31, 2018, 2017, and 2016 was 222,908, 206,585, and 201,424, respectively. Amounts payable for purchases of common shares represents employer and employee contributions withheld during the quarters ended December 31, 2018 and 2017 that will settle on the first day of the month following the end of the savings period. Participants do not pay any brokerage commissions, fees or service charges in connection with the purchases of Common Shares under the Plan.

G.    Refunds and Withdrawals. A participant who does not wish to purchase Common Shares in any savings period must change their contribution to $0 on Fidelity's website or by contacting Fidelity by phone. In such an event, all funds credited to the participant's account and not used to purchase Common Shares will be returned as soon as practicable and no further payroll deductions will be made. To resume payroll deductions, a participant must change the amount of the payroll deduction as described in Note 1D. Any shares held in his or her individual brokerage account at Fidelity can be sold at the participant's direction. Participants are responsible for all costs incurred in the sale of shares within their individual brokerage account at Fidelity.

H.    Termination of Participation. Participation in the Plan terminates if the participant's employment with us and a participating subsidiary is terminated or if the participant otherwise ceases to be eligible because of retirement, resignation, discharge, death or any other reason. In such an event, all funds of the participant under the Plan not already used or unconditionally committed for the purchase of Common Shares will be refunded as soon as practicable. Any shares held in his or her individual brokerage account at Fidelity will remain in the brokerage account and can be sold at the participant or their legal representative's direction. Participants are responsible for all costs incurred in the sale of shares within their individual brokerage account at Fidelity.

2.    Summary of Significant Accounting Policies

A.    Basis of Accounting. The financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

B.    Contributions. Contributions receivable represents amounts due from employer and employee as of December 31, 2018 and 2017, under the terms of the Plan agreement. Employer and employee contributions are reflected as 10% and 90%, respectively, of the purchase price of Common Shares in the accompanying financial statements when the Common Shares are purchased. Common Shares are purchased on the first day of the month following the end of the savings period in which the contributions were received.

C.    Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the estimates.

D.    Administrative Expenses. Administrative expenses of the Plan are paid by us.

3.    Income Tax Status

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. The Plan, however, does intend to comply with Sections 421 and 423 of the Internal Revenue Code of 1986, as amended. Accordingly, no federal income tax is imposed when a participant purchases shares under the Plan. When a participant sells or otherwise disposes of shares purchased under the Plan, federal income tax considerations differ, depending on the length of time the shares were held. A participant agrees to notify us if he or she disposes of any Common Shares purchased under the Plan within two years after the purchase date. Any dividends received by a participant should be reported as taxable income.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.

4.    Termination or Amendment of Plan

We reserve the right to modify, suspend or terminate the Plan, by action of the Board of Directors as of the beginning of any savings period. Notice of suspension, modification or termination will be given to all participants. Upon termination of the Plan for any reason, the cash then credited to the participant's purchase account will be refunded to the participant. All full and fractional Common Shares held in the participant's brokerage account will be available to the participant in his or her account.

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Secretary of NiSource Inc., who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NiSource Inc. Employee Stock Purchase Plan
(Name of Plan)

Date: March 27, 2019	/s/John G. Nassos
John G. Nassos
Vice President and Corporate Secretary

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

Exhibit	Description of Item
23	Consent of Independent Registered Public Accounting Firm